May 19, 2006

Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Mail Stop 3561
Washington, DC 20549
Attn: Rolaine Bancroft and Susan Block
Re:	Advanta Business Receivables Corp. Amendment No. 1 to Registration Statement on Form S-3 Filed May 4, 2006 File No. 333-132508
Dear Ms. Bancroft and Ms. Block:
     On May 4, 2006 (the “Submission Date”), our client, Advanta Business Receivables Corp. (the “Company”), delivered to your department of the Securities and Exchange Commission (the “Commission”) the Company’s Amendment No. 1 to Registration Statement on Form S-3, File No. 333-132508 (the “Registration Statement”), including a representative form of a prospectus supplement for use in offering a series of asset-backed notes (“Prospectus Supplement”) and a base prospectus (the “Base Prospectus,” and together with the Prospectus Supplement, the “Documents”). On May 17, 2006, we received a letter containing your comments (the “Comments”) to the Documents. Submitted below, on behalf of the Company, are the Company’s responses (the “Responses”) to the Comments.
     For your convenience, the Responses have been placed in the order in which the Comments were presented and the text of each Comment is presented in bold italics before each Response. Some Responses include references to page numbers within the Documents; all page references in this letter are to the marked versions of the Documents, provided to you herewith, showing changes made since the versions submitted on the Submission Date.

Amendment No. 1 to Registration Statement on Form S-3
Base Prospectus
1.	Comment: Evidence as to Compliance, page 77. While we note your response to prior comment 9, please update your disclosure to reflect the amended sections of your transfer and servicing agreement. For instance, you disclose that an accounting firm will furnish a report showing that the firm has “applied certain agreed upon procedures.” However, Section 3.06(a) of the form of amendment to your transfer and servicing agreement states that the accounting firm will furnish an attestation report on Regulation AB servicing criteria and pursuant to Rule 13a-18 or Rule 15d-18 of the Exchange Act. Please revise as appropriate.

Response: We have revised the sections entitled “Evidence as to Compliance” and “Annual Reports” in the Base Prospectus to more clearly reflect provisions of Amendment No. 1 to the Transfer and Servicing Agreement, including disclosure concerning the accountant’s report delivered pursuant to Rule 13a-18 or Rule 15d-18 of the Exchange Act of 1934 and Item 1122 of Regulation AB.

2.	Comment: Exhibits. Please file the amendment to your transfer and servicing agreement on EDGAR with your next amendment.

Response: We have filed Amendment No. 1 to the Transfer and Servicing Agreement, Amendment No. 1 to the Master Indenture and Amendment No. 1 to the Trust Agreement with the Commission on Form 8-K on May 19, 2006 (File No. 333-81788).
     Should you have any further questions or comments please contact Ed De Sear at 917-777-4565, Keith Krasney at 917-777-4499 or John Hwang at 917-777-4356.
Sincerely,

/s/ Keith L. Krasney

Keith L. Krasney
cc: Elizabeth H. Mai, Esq.
88279

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